UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 333-275972

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Logistic Properties of the Americas (the “Company”) informs the market that on May 24, 2024, LatAm Logistic Properties, S.A., a wholly owned subsidiary of the Company (“LLP”) published its financial statements for the first quarter of 2024 in Colombia, in accordance with the requirements of the Superintendencia Financiera de Colombia to which it is subject.

A copy of LLP’s unaudited condensed consolidated interim financial statements as of March 31, 2024 and December 31, 2023, and for the three months ended March 31, 2024 and 2023 (restated), translated into English, is attached as Exhibit 99.1 to this report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements of LatAm Logistic Properties, S.A. as of March 31, 2024 and December 31, 2023, and for the three months ended March 31, 2024 and 2023 (restated).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: May 24, 2024

[Signature Page to 6-K]